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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                 SCHEDULE 14D-1

                             (AMENDMENT NO. 4)
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND
                                  SCHEDULE 13D

                             (AMENDMENT NO. 4)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                ---------------

                        SHOREWOOD PACKAGING CORPORATION
                           (Name of Subject Company)

                                ---------------

                             CHESAPEAKE CORPORATION
                                SHEFFIELD, INC.
                                   (Bidders)

                                ---------------

                    Common Stock, $0.01 Par Value Per Share
                         (Including Associated Rights)
                         (Title of Class of Securities)

                                ---------------

                                   825229107
                     (CUSIP Number of Class of Securities)

                                ---------------

                               Thomas H. Johnson
                      President & Chief Executive Officer
                             Chesapeake Corporation
                             1021 East Cary Street
                         Richmond, Virginia 23218-2350
                                 (804) 697-1000
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)
                                   Copies to:
                             Gary E. Thompson, Esq.
                               Hunton & Williams
                          Riverfront Plaza, East Tower
                              951 East Byrd Street
                         Richmond, Virginia 23219-4074
                                 (804) 788-8200

                                ---------------

                             December 21, 1999
            (Date of Event Which Requires Filing of This Statement)
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  This Amendment No. 4 to Schedule 14D-1 supplements and amends the Tender
Offer Statement on Schedule 14D-1, filed on December 3, 1999 (the "Schedule 14D-1"), by Sheffield, Inc., a Delaware corporation ("Purchaser"), and Chesapeake Corporation ("Chesapeake"), a Virginia corporation and the direct owner of all of the outstanding capital stock of Purchaser. The Schedule 14D-1 relates to the offer by Purchaser to purchase all outstanding shares of common stock, $0.01 par value per share (the "Common Stock"), including the associated rights to purchase preferred stock (the "Rights" and together with the Common Stock, the "Shares"), of Shorewood Packaging Corporation, a Delaware corporation (the "Company"), not directly or indirectly owned by Chesapeake and its subsidiaries, for a purchase price of $17.25 per Share, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 3, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal and any amendments or supplements thereto (which collectively constitute the "Offer"). Capitalized terms used and not otherwise defined herein have the meanings set forth in the Schedule 14D-1. This Amendment No. 4 to Schedule 14D-1 also constitutes Amendment No. 4 to the statement on Schedule 13D of Purchaser and Chesapeake, filed on November 30, 1999.

Item 3. Past Contacts, Transactions or Negotiations with the Subject Company

  (b) The text of Section 10 of the Offer to Purchase is hereby amended and supplemented by adding thereto the following:

  On December 21, 1999, the Company issued the following press release which contained the full text of a letter which Mr. Shore delivered on that date to Mr. Johnson:

FOR IMMEDIATE RELEASE:

CONTACTS:

Sard Verbinnen & Co.

David Reno/Paul Caminiti

(212) 687-8080

                   SHOREWOOD SENDS LETTER TO CHESAPEAKE

NEW YORK, DECEMBER 21, 1999--Shorewood Packaging Corporation (NYSE:SWD) today sent the following letter to Tom Johnson, President and Chief Executive Officer of Chesapeake Corporation (NYSE: CSK):

                                                         December 21, 1999

Mr. Thomas H. Johnson

President and Chief Executive Officer

Chesapeake Corporation

1021 E. Cary Street

Richmond, Virginia 21218

Dear Tom:

I have read your letter dated December 17, 1999.

You are correct that our Board of Directors has authorized management and our financial advisors to explore alternatives available to Shorewood to enhance stockholder value. I understand that despite your commencement of a highly conditional, inadequate tender offer, you now seek to have discussions with us regarding your offer. We decline your request for a meeting for the following reasons:

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The current Chesapeake offer has been found by Shorewood's Board of Directors to be inadequate; among other factors, it represents a 15% to 20% discount to analysts' short-term trading targets for Shorewood shares.

We believe that Section 203 of the Delaware corporate law effectively prevents Chesapeake from completing a merger with Shorewood for at least three years.

We are concerned that the inadequate offer you have made is also highly conditional. For example, Chesapeake's proposed bank financing does not appear to contemplate the situation where Chesapeake could be a majority stockholder with fiduciary duties to the minority, which would preclude it from utilizing Shorewood's cash for its own use and otherwise consolidating operations. Although Chesapeake has stated that it is a "willing" buyer, we question whether it is financially "ready" or "able."

As fiduciaries, we consider the best interests of all stockholders. In this regard we seek value and certainty on behalf of the entire stockholder base and are reluctant to support any transaction which is fraught with serious contingencies.

Due to concerns regarding the inadequacy of your offer, your conditional financing and completion risks, we do not believe it is in the best interests of our stockholders to pursue your inadequate proposal.

Sincerely,

/s/ Marc P. Shore

Marc P. Shore

Shorewood Packaging Corporation is a leading value-added provider of high quality printing and paperboard packaging for the music, computer software, cosmetics and toiletries, food, home video, tobacco and general consumer markets in North America and China, with 16 plants in the United States, Canada and China.

                                  # # #

Certain statements included in this press release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are typically identified by their inclusion of phrases such as "Shorewood anticipates," "Shorewood believes"' and other phrases of similar meaning. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Shorewood to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: general economic and business conditions; competition; political changes in international markets; raw material and other operating costs; costs of capital equipment; changes in foreign currency exchange rates; changes in business strategy or expansion plans; the results of continuing environmental compliance testing and monitoring; quality of management; availability, terms and development of capital; fluctuating interest rates and other factors referenced in this release and in Shorewood's Annual Report on Form 10-K and quarterly reports on Form 10-Q.

THIS PRESS RELEASE DOES NOT CONSTITUTE A SOLICITATION TO REVOKE CONSENTS IN CONNECTION WITH THE CONSENT SOLICITATION OF CHESAPEAKE CORPORATION. ANY SUCH SOLICITATION WILL BE MADE ONLY BY MEANS OF SEPARATE CONSENT SOLICITATION MATERIALS COMPLYING THE REQUIREMENTS OF SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

CERTAIN INFORMATION CONCERNING PARTICIPANTS

Shorewood Packaging Corporation ("Shorewood") and certain other persons named below may be deemed to be participants in the solicitation of revocations of consents in response to the consent solicitation being conducted by Chesapeake Corporation ("Chesapeake"). The participants in this solicitation may include:
(i) the

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directors of Shorewood (Marc P. Shore (Chairman of the Board and Chief
Executive Officer), Howard M. Liebman (President and Chief Financial Officer), Leonard Verebay (Executive Vice President), Andrew N. Shore (Vice President and General Counsel), Kevin J. Bannon, Sharon R. Fairley, Virginia A. Kamsky,
R. Timothy O'Donnell and William P. Weidner; and (ii) William H. Hogan (Senior Vice President, Finance and Corporate Controller). As of the date of this communication, the number of shares of common stock, par value $0.01 per share ("Common Stock"), beneficially owned by the Shorewood participants (including shares subject to stock options exercisable within 60 days) is as follows:
Marc P. Shore (4,750,485), Howard M. Liebman (233,269), Leonard J. Verebay (500,180), Andrew N. Shore (169,052), Kevin J. Bannon (33,000), Virginia A. Kamsky (4,500), R. Timothy O'Donnell (326,118); William P. Weidner (57,000); and William H. Hogan (30,500).

Shorewood has retained Bear, Stearns & Co. Inc. ("Bear Stearns") and Jefferson Capital Group, Ltd. ("Jefferson Capital") to act as its co-financial advisors in connection with the tender offer (the "Offer") by Chesapeake and its wholly owned subsidiary, Sheffield, Inc., to purchase shares of Common Stock for $17.25 per share net to the seller in cash, for which Bear Stearns and Jefferson Capital may receive substantial fees, as well as reimbursement of reasonable out-of-pocket expenses. In addition, Shorewood has agreed to indemnify Bear Stearns, Jefferson Capital and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, arising out of their engagement. Neither Bear Stearns nor Jefferson Capital admit that they or any of their partners, directors, officers, employees, affiliates or controlling persons, if any, is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in the solicitation of consent revocations, or that Schedule 14A requires the disclosure of certain information concerning Bear Stearns and Jefferson Capital, respectively.

In connection with Bear Stearns' role as co-financial advisor to Shorewood, Bear Stearns and the following investment banking employees of Bear Stearns may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of Shorewood and may solicit consent revocations therefrom: Terence Cryan (Senior Managing Director), Charles Edelman (Senior Managing Director), Mark A. Van Lith (Managing Director) and Karen Duffy (Vice President). Bear Stearns engages in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of its business Bear Stearns may trade securities of Shorewood for its own account and the accounts of its customers, and accordingly, may at any time hold a long or short position in such securities. Bear Stearns has informed Shorewood that, as of the date hereof, Bear Stearns held no shares of Common Stock for its own account. Bear Stearns and certain of its affiliates may have voting and dispositive power with respect to certain shares of Common Stock held in asset management, brokerage and other accounts. Bear Stearns and such affiliates disclaim beneficial ownership of such shares of Common Stock.

In connection with Jefferson Capital's role as co-financial advisor to Shorewood, Jefferson Capital and the following investment banking employees of Jefferson Capital may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of Shorewood and may solicit consent revocations therefrom: R. Timothy O'Donnell (President) and Louis W. Moelchert (Vice President). R. Timothy O'Donnell is the beneficial owner of 276,118 shares of Common Stock. Louis W. Moelchert is the beneficial owner of 1,500 shares of Common Stock. Jefferson Capital has informed Shorewood that, as of the date hereof, it held 22,231 shares of Common Stock in its investment account.

  Also on December 21, 1999, Chesapeake issued the following press release:

FOR IMMEDIATE RELEASE

                 CHESAPEAKE RESPONDS TO SHOREWOOD LETTER

(Richmond, VA--December 21, 1999) Chesapeake Corporation (NYSE:CSK) issued the following statement today in response to a letter sent to Thomas H. Johnson, president and chief executive officer of Chesapeake, from Shorewood Packaging Corporation (NYSE:SWD).

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Mr. Johnson said, "We are mystified by Shorewood's refusal to include
Chesapeake in Shorewood's announced process to explore alternatives to enhance stockholder value. We stand ready to meet to discuss price and structure of our fully financed offer. Shorewood's purported grounds for excluding Chesapeake from its process are unfounded and utterly without merit. Their intransigence is especially unfortunate, in that Shorewood's board has attempted to adopt by-law amendments which purport to restrict Shorewood's stockholders' ability to consider our offer. We are challenging Shorewood's actions in court."

Chesapeake Corporation, headquartered in Richmond, Va., is a global leader in specialty packaging and merchandising services. Chesapeake is the largest North American producer of temporary and permanent point-of-purchase displays, the North American leader for litho-laminated packaging, the leading European folding carton, leaflet and label supplier, and a local leader in specific U.S. markets for customized, corrugated packaging. Chesapeake has over 40 locations in North America, Europe and Asia. Chesapeake's net sales in 1998 were $950.4 million. Chesapeake's website is www.cskcorp.com.

                                  # # #

This news release does not constitute an offer to purchase any securities, nor a solicitation of proxies or consents, from the stockholders of Shorewood Packaging Corporation. The tender offer, and any solicitation of written consents, will be made only pursuant to separate materials in compliance with the requirements of applicable federal and state law.

This news release, including comments by Thomas H. Johnson, contains forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The accuracy of such statements is subject to a number of risks, uncertainties, and assumptions that may cause Chesapeake's actual results to differ materially from those expressed in the forward-looking statements including, but not limited to: competitive products and pricing; production costs, particularly for raw materials such as corrugated box, folding carton and display materials; fluctuations in demand; government policies and regulations affecting the environment; interest rates; currency translation movements; Year 2000 compliance; and other risks that are detailed from time to time in reports filed by the Company with the Securities and Exchange Commission.

      For media relations, call:              For investor relations, call:
              Molly Remes                      William Tolley/Joel Mostrom
             804-697-1110                       804-697-1157/804-697-1147

                       Joele Frank or Andy Brimmer

                        Abernathy MacGregor Frank

                               212-371-5999

The foregoing and prior press releases issued by Chesapeake relating to the Offer have referred to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. While Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") is not applicable to forward-looking statements made in connection with a tender offer, it has not been judicially determined whether the safe harbor provided by Section 21E of the Exchange Act applies to forward-looking statements in a consent solicitation conducted in connection with a tender offer.

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                                  SIGNATURES

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 1999

                                          CHESAPEAKE CORPORATION

                                                    /s/ J. P. Causey Jr.
                                          By: _________________________________
                                                      J. P. Causey Jr.
                                              Senior Vice President, Secretary
                                                     & General Counsel

                                          SHEFFIELD, INC.

                                                    /s/ J. P. Causey Jr.
                                          By: _________________________________
                                                      J. P. Causey Jr.
                                                 Vice President & Secretary

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